VIA EDGAR

Mrs. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3813

December 20, 2012

GOL Intelligent Airlines, Inc.
Form 20-F for the Year Ended December 31, 2011, Filed April 11, 2012
Form 6-K Dated November 14, 2012
Form 6-K Dated November 23, 2012
File No. 001-32221

Dear Mrs. Cvrkel,

GOL Intelligent Airlines, Inc. (GOL Linhas Aéreas Inteligentes S.A., the “Company”) has received the Staff’s comment letter dated December 10, 2012 concerning the above-referenced annual and current reports. In light of the complex nature of the issues raised by the Staff in its comment letter, which require the Company to thoroughly discuss the comments internally and with its independent accountants, the Company hereby kindly requests that the deadline for filing a response to the aforementioned comment letter be postponed by 10 business days to January 9, 2013.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Edmar Prado Lopes Neto
GOL Linhas Aéreas Inteligentes S.A.
By: Edmar Prado Lopes Neto
Title: Investor Relations Officer

cc: Lauren Nguyen, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP